Norske Skog

Skogn, 2003-09-10

United States Securities and Exchange Commission
Washington DC 20549

USA

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today, September 10, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad
Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange September 10, 2003

dlw 9/23

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00

Message to Stock Exchange:

PanAsia Paper invests in China

PanAsia Paper Company Ltd, a 50-50 per cent joint venture between Norske Skogindustrier ASA and Abitibi-Consolidated Inc., today announced the creation of a joint venture with Hebei Longteng Paper Corp., China, to build and operate a newsprint mill in China. PanAsia Paper's and Longteng's ownership stakes will be 65 per cent and 35 per cent, respectively. The mill is to be built in the industrially developed Hebei Province of China, 280 km south-west of Beijing.

Construction of the mill will begin during the fourth quarter of 2003. The mill is expected to reach full production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. The newsprint produced at the mill will contain 100 per cent recycled fiber. Investments amount to about US$ 300 million, corresponding to less than US$ 1,000 per tonne.

PanAsia Paper's share of the equity amounts to around US$ 70 million and will be financed from PanAsia Papers's own cash flow without any need for capital injection from its owners.

The Greater Beijing area is a very interesting region for the project in itself, with around 100 million people and an expected growth somewhat higher than for China as a whole. The project in Hebei has strong support both from local and central authorities.

-PanAsia Paper has been a success from the very beginning, says Norske Skog's President and CEO, Jan Reinås. This venture is quite in accordance with our strategy and gives us an even stronger position in the world's most interesting growth market. The project has low investment cost, and we are convinced it will add value to our shareholders.

PanAsia Paper has today a 25 per cent market share in non-Japan Asia, and markets paper that was delivered from a number of different companies just a few years ago. It has contributed strongly to a much-needed consolidation in the region. PanAsia Paper has already a strong position in China through the newsprint mill Shanghai PanAsia Potential, and this position will be further enhanced by the Hebei mill.

China has seen a rapid growth in newsprint demand in recent years. According to the Pulp and Paper Products Council demand has risen from 1.15 million tonnes in 1998 to nearly 1.8 million tonnes in 2002. Market outlook estimates an annual growth of almost 8 per cent until 2010.

The Hebei project will be consolidated as a subsidiary in PanAsia Paper's accounts, and with proportional consolidation in Norske Skog's accounts. The impact on Norske Skog's balance sheet will be limited, as total assets will increase by around NOK 1.1 billion. Based on the current balance sheet, net gearing is estimated to increase by 0.04 per cent-points.

Further information is to be found on Norske Skog's web site www.norske-skog.com

Oxenøen, September 10, 2003

Communication and External Relations

Media contact: Senior Vice President Corporate Communication, Hanne Aaberg, tel. +47 6759 9029 or +47 9135 1681
Investor contact: Director Investor Relations, Rune Gjessing, tel. +47 6759 9073 or +47 9015 2614

Facts about PanAsia Paper Co.:
PanAsia, headquartered in Singapore, is the largest newsprint manufacturer in non-Japanese Asia, with four modern newsprint mills; Jeonju and Cheongwon in Korea, Singburi in Thailand and Shanghai Pan Asia Potential in China. Combined capacity is 1,455,000 tonnes. PanAsia also markets publication paper in Asia for its owners, Norske Skog, Abitibi and affiliated companies, a combined volume of about 500,000 tonnes.

PanAsia employs about 2,100 people and markets paper in 20 countries.

Facts about Hebei Longteng Paper Corporation:
Hebei Longteng Paper Corporation is an investment company owned by Hebei Province, Shijiazhuang City and Zhaoxian County